Exhibit 99.1

PerkinElmer, Inc. 940 Winter Street Waltham, MA 02451 USA Phone: 781-663-6900 Fax: 781-663-5985 www.perkinelmer.com

FOR IMMEDIATE RELEASE

October 1, 2007

PERKINELMER TO EXPAND GENETIC SCREENING BUSINESS THROUGH ACQUISITION OF VIACELL

Expands Neonatal Product Range and Clinical Reach

WALTHAM, Mass. and CAMBRIDGE, Mass. — PerkinElmer, Inc. (NYSE: PKI), a global technology leader in Health Sciences, and ViaCell, Inc. (Nasdaq: VIAC), a biotechnology company specializing in the collection and preservation of umbilical cord blood stem cells, announced today the signing of a definitive agreement under which PerkinElmer plans to acquire ViaCell. The addition of ViaCell’s ViaCord® product offering for the preservation of umbilical cord blood and its highly qualified sales and marketing organization are expected to significantly expand PerkinElmer’s offerings and reach in neonatal and prenatal markets.

Under the agreement, PerkinElmer will commence a cash tender offer to purchase all of the outstanding shares of ViaCell for $7.25 per share, for an aggregate purchase price of approximately $300 million, or $260 million net of cash. The transaction is expected to close in the fourth quarter of 2007. PerkinElmer anticipates this transaction will be slightly dilutive to its non-GAAP 2008 adjusted earnings per share, and accretive to its non-GAAP 2009 adjusted earnings per share.

“ViaCell has built a high growth business based on innovative umbilical cord blood preservation technology, with a strong, established market presence,” said Gregory L. Summe, Chairman and Chief Executive Officer, PerkinElmer, Inc. “This is an important investment to continue expanding our Genetic Screening business. We are excited by the prospect of combining ViaCell with our existing prenatal and neonatal screening services, with an enhanced ability to reach obstetric professionals and prospective parents throughout the United States.”

“PerkinElmer is the world leader in neonatal screening solutions, with the ability to screen for more than 50 genetic disorders,” added Robert F. Friel, President and Chief Operating Officer, PerkinElmer, Inc. “A growing number of disorders – which today includes blood disorders, such as sickle cell anemia, and metabolic disorders – are treatable using the cord blood stem cells gathered and preserved through ViaCell’s ViaCord offering. By bringing both the screening and therapeutic benefits of these two businesses together, we can offer a more comprehensive solution to patients and practitioners.”

“We are excited by the opportunity to increase access to our products by leveraging PerkinElmer’s global reach and resources,” said Marc D. Beer, President and Chief Executive Officer, ViaCell, Inc. “We believe this transaction will maximize value to our shareholders while continuing to accelerate the growth of the ViaCord business and the progress of future product development.”

ViaCell offers significant expertise in the collection, testing, processing and preservation of umbilical cord blood stem cells. ViaCell has built a dynamic sales organization in the U.S. which calls regularly on more than 17,000 obstetricians and interacts monthly with hundreds of thousands of prospective parents. Currently, ViaCell markets ViaCord, a product offering that allows expectant families the opportunity to preserve their baby’s umbilical cord blood at the time of birth for potential medical use by the child or a related family member. Cord blood has been shown to be effective in treating over 40 diseases including blood cancers and certain genetic diseases. To date, ViaCord has preserved over 130,000 newborns’ umbilical cord blood. ViaCord sales are expected to be in the mid- to high-60 million dollar range in 2007. It is estimated that the U.S. market for family cord blood banking could reach more than $1 billion. PerkinElmer anticipates divesting ViaCell’s therapeutic businesses.

In addition to newborn screening solutions, PerkinElmer continues to build its genetic screening portfolio to provide the most accurate assessment of fetal and maternal health to women and their healthcare practitioners. PerkinElmer now offers Ultra-Screen®, a first-trimester prenatal screening protocol designed to provide patient-specific risk assessment for certain chromosomal abnormalities, through its NTD Laboratories division. The Company also holds a global licensing agreement to develop assay kits for the ADAM12 biochemical marker, which has broad potential in maternal health screening for fetal chromosomal abnormalities, and has secured global rights for Placental Protein 13 (PP13), a new maternal serum marker currently under investigation that has shown potential for early detection of preeclampsia in low-risk groups.

The acquisition has been unanimously approved by the board of directors of each company and is subject to customary closing conditions, including clearance under Hart Scott Rodino.

Related to the transaction, Merrill Lynch & Co. is acting as financial advisor to PerkinElmer, and UBS Investment Bank is acting as financial advisor to ViaCell. Wilmer Cutler Pickering Hale and Dorr LLP is acting as legal counsel to PerkinElmer and Ropes & Gray LLP is acting as legal counsel to ViaCell.

Conference Call

The management teams of PerkinElmer and ViaCell will be hosting a conference call and simultaneous webcast to discuss the transaction today, Monday, October 1, 2007, at 5:30 p.m. Eastern Time (ET). The dial-in number is +1.617.213.8834 and the passcode is 89545028. To access the webcast, go to the Investor Relations sections on PerkinElmer’s Web site at www.perkinelmer.com or ViaCell’s Web site at www.viacellinc.com. A replay of the call will be available for seven days by dialing +1.617.801.6888 and using the passcode 73366935, or by accessing the Investor Information pages at www.perkinelmer.com or www.viacellinc.com.

Important Additional Information Will Be Filed with the Securities Exchange Commission (SEC)

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of ViaCell, Inc. PerkinElmer has not commenced the tender offer for shares of ViaCell stock described in this press release.

At the time the tender offer is commenced, PerkinElmer will file with the SEC and mail to ViaCell’s stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and ViaCell will file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about PerkinElmer, ViaCell, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by PerkinElmer and ViaCell through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of PerkinElmer or ViaCell.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between PerkinElmer and ViaCell, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for and expansion of the combined company, the expected impact of the anticipated transaction on PerkinElmer’s earnings, the extent to which the transaction advances PerkinElmer’s business, expectations for growth of the family cord blood banking market and the ViaCord business, the advancement of ViaCell’s product candidates and plans for ViaCell’s therapeutic and research business, and any other statements about PerkinElmer or ViaCell managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the possibility that certain closing conditions to the transaction will not be met; the ability to consummate the transaction, the ability of PerkinElmer to successfully integrate ViaCell’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in PerkinElmer’s Annual Report on Form 10-K for the year ended December 31, 2006, and in ViaCell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, each of which has been filed with the SEC. Except as otherwise required by law, PerkinElmer and ViaCell disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Use of Non-GAAP Financial Measures

This announcement contains the non-GAAP financial measure “adjusted earnings per share.” PerkinElmer uses the term “adjusted earnings per share” to refer to GAAP earnings per share, excluding discontinued operations, amortization of intangible assets, inventory fair value adjustments, in-process research and development charges, deferred revenue adjustments, and other significant adjustments related to business acquisitions, gains on settlement of insurance claim, restructuring and lease charges, stock option expense and certain other gains and losses. PerkinElmer believes that this non-GAAP measure, when taken together with our GAAP financial measure, allows it and its investors to analyze the costs of producing and selling our products and the performance of its internal investments in technology and internal operating structure, to evaluate the long-term profitability trends of its core operations and to calculate the underlying value of the core business on a dilutive share basis, which is a key measure of the value of PerkinElmer used by its management and it believes used by investors as well. Adjusted earnings per share also facilitates the overall analysis of the value of the Company and the core measure of the success of its operating business model as compared to prior and future periods and relative comparisons to its peers. PerkinElmer excludes discontinued operations, amortization of intangible assets, inventory fair value adjustments, in-process research and development charges and other significant adjustments related to business acquisitions, gains on settlement of insurance claim, restructuring and lease charges, stock option expense and certain other gains and losses as these items do not represent what PerkinElmer’s management and what it believes its investors consider to be costs of producing its products, investments in technology and production, and costs to support its internal operating structure, which could result in overstating or understating to its investors the performance of its operations.

About PerkinElmer

PerkinElmer, Inc. is a global technology leader driving growth and innovation in Health Sciences and Photonics markets to improve the quality of life. The Company reported revenues of $1.55 billion in 2006, has 8,500 employees serving customers in more than 125 countries, and is a component of the S&P 500 Index. Additional information is available through www.perkinelmer.com or 1-877-PKI-NYSE.

About ViaCell

ViaCell, Inc. is a biotechnology company dedicated to enabling the widespread application of human cells as medicine. The Company markets ViaCord, a product offering through which families can preserve their baby’s umbilical cord blood at the time of birth for possible future medical use in treating over 40 diseases including certain blood cancers and genetic diseases. The Company is also working to leverage its commercial infrastructure and product development capabilities by developing ViaCyteSM, a product candidate being studied for its potential to broaden reproductive choices for women through the cryopreservation of human unfertilized eggs. ViaCell also conducts research and development primarily to investigate other potential therapeutic uses of umbilical cord blood-derived stem cells and on technology for expanding populations of these cells. ViaCell’s pipeline is focused in the areas of cancer, cardiac disease, and diabetes. Additional information about ViaCell is available online at http://www.viacellinc.com. Additional information about ViaCord is also available at http://www.viacord.com.

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For further information:

PerkinElmer Investor Contact:	PerkinElmer Media Contact:

Michael A. Lawless	Kevin J. Lorenc
(781) 663-5659	(781) 663-5701

ViaCell Investor and Media Contact:

Justine E. Koenigsberg

(617) 914-3494